SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR WELCOMES EU CONFIRMATION THAT AIRPORT AGREEMENTS AT CHARLEROI, HAHN, ALGHERO AND VASTERAS COMPLY WITH STATE AID RULES

Ryanair, Europe's favourite airline, today (1 Oct) welcomed the EU Commission's confirmation that Ryanair's airport agreements at Brussels Charleroi, Frankfurt Hahn, Alghero and Stockholm Vasteras airports comply with the Market Economy Investor Principle and do not infringe the EU State aid rules. The Charleroi finding affirms the EU Court's December 2008 ruling and brings to an end this long-running case which the EU Commission first considered in 1999. Today's rulings are consistent with the EU Commission's previous confirmation that Ryanair's airport agreements with Aarhus, Bratislava, Marseille, Niederrhein, Berlin Schönefeld and Tampere airports also comply with EU State aid rules.

Ryanair noted the EU Commission's decision concerning Zweibrücken airport, where Ryanair ceased operations in 2009 having carried just 50k passengers. All of Ryanair's airport arrangements comply with the EU State aid rules and Ryanair has therefore instructed its lawyers to appeal this ruling to the extent it alleges otherwise.

Ryanair's Director of Legal & Regulatory Affairs, Juliusz Komorek, said:

"Today's decisions confirm that Ryanair's airport agreements at Charleroi, Hahn, Alghero and Vasteras airports comply with the Market Economy Investor Principle and involve no State aid. This follows seven earlier positive decisions at Aarhus, Bratislava, Charleroi (in 2008), Marseille, Niederrhein, Berlin Schönefeld and Tampere airports.

Ryanair has to date carried over 136m passengers at the 10 airports where our commercial arrangements have been confirmed by the EU Commission and the EU Court to comply with EU law, compared to just 50k passengers at Zweibrücken airport where the Commission today suggested that the airport agreement did not comply with State aid rules.

We remain committed to growing traffic from the current 87mppa to over 150mppa by 2024, in partnership with both private and public airports across Europe where all of our arrangements are arms-length commercial deals consistent with the EU Market Economy Investor Principle."

For further information
please contact:
        Robin Kiely           Joe Carmody
            Ryanair Ltd           Edelman Ireland
            Tel: +353-1-9451212                                  Tel: +353-1-6789 333
            press@ryanair.com                                      ryanair@edelman.com

            Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 October, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary